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                             December 21, 2020

       Elena Krioukova
       Principal Executive Officer
       Hygge Integrated Brands Corp.
       1 Young Street, Unit 1801
       Toronto, Ontario Canada M5E 1W7

                                                        Re: Hygge Integrated
Brands Corp.
                                                            Form 10-K For The
Fiscal Year Ended May 31, 2020
                                                            Filed May 31, 2020
                                                            File No. 000-56183

       Dear Ms. Krioukova:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2020

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-1

   1. Please amend your Form 10-K to include the audit report to cover the correct period.
                                                        Your audit report
should read, "In our opinion   the financial position of the Company as
                                                        of May 31, 2020 and
2019, and the results of its operations and its cash flows for each of the two years in the
period ended May 31, 2020, in conformity   " Refer to paragraph .08
                                                        and Appendix B of PCAOB
AS 3101. We remind you that your amended filing should
                                                        include updated Section
302 Certifications that are currently dated and make reference to the Form 10-K/A.
 Elena Krioukova
Hygge Integrated Brands Corp.
December 21, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Andi Carpenter at 202-551-3645 or Dale Welcome at 202-551-3865
with any questions.



FirstName LastNameElena Krioukova                         Sincerely,
Comapany NameHygge Integrated Brands Corp.
                                                          Division of
Corporation Finance
December 21, 2020 Page 2                                  Office of
Manufacturing
FirstName LastName